UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. informs the market and its shareholders that, on November 13, 2018, the Central Bank of Brazil has approved the nomination of Mr. Paulo Ricardo Satyro Bianchini, which took place on October 3, to compose the Audit Committee of Bradesco Organization, which is now constituted as the following:

Milton Matsumoto	- Coordinator
Paulo Roberto Simões da Cunha	- Member (Financial Specialist)
Wilson Antonio Salmeron Gutierrez	- Member
Paulo Ricardo Satyro Bianchini	- Member

Graduated in Business Administration, Mr. Paulo Ricardo has 47 years of experience in financial institutions, of which 37 have been in the audit area. He worked as a member of the Audit Committees of Companhia Brasileira de Soluções e Serviços (ALELO), Câmara Interbancária de Pagamentos – CIP (Interbanking Payment Chamber), Elo Serviços S.A. and Tecban Tecnologia Bancária S.A.

Cidade de Deus, Osasco, SP, November 14, 2018

Banco Bradesco S.A.
Moacir Nachbar Junior
Executive Managing Officer

Should you have any questions or require further information, please contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br

Mr. Eduardo Braga Poterio, phone 55 11 2194-0924, e-mail:  eduardo.b.poterio@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.